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July 2, 2020

VIA EDGAR

Ms. Jennifer Monick U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed June 19, 2020

File No. 024-11212

Dear Ms. Monick:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received June 30, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on June 19, 2020 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Amendment No. 1 to Form 1-A filed June 19, 2020

Our Investments, page 92

1.	We note your response to comment 2. It appears that your $13.2 million investment in RSE Mezza Controlled Subsidiary on June 17, 2019 was approximately 11.3% of the total assets as of the date of acquisition plus the proceeds in good faith expected to be raised by the issuer over the next 12 months; thus, it appears that this investment was significant at the date of acquisition. Please revise to include Rule 8-06 financial statements for RSE Mezza Controlled Subsidiary. Alternatively, tell us why you are unable to provide these financial statements or why such financial statements are unnecessary. Reference is made to Rule 8-06 of Regulation S-X.

Ms. Jennifer Monick

Division of Corporation Finance

July 2, 2020

Response to Comment No. 1

The Company acknowledges that as of the date of acquisition of the RSE Mezza Controlled Subsidiary (the “Venture”) on June 17, 2019, (i) the Venture represented 11.3% of the Company’s total assets plus the proceeds in good faith expected to be raised by the Company over the next 12 months and (ii) based on the 10% significance test that was in effect on June 17, 2019, the Venture would have been a significant acquisition under Rule 8-06 if financial statements had been required as of the date of acquisition.

However, the Company respectfully believes that (i) no financial statements were due under Regulation A as of the date of acquisition (only a Form 1-U (which does not require that financial statements be included) was required to be, and was, filed by the Company); (ii) given that the Company’s financial statement obligations relate to the current Offering Statement filing, the appropriate test to be applied today with respect to whether the Venture constitutes a significant acquisition is the recently adopted 20% significance test that we reference in our June 19, 2020 letter to the Staff (the “June 19 Response”); and (iii) even if the Staff disagrees with the Company’s position in clause (ii), the Company believes that procuring such financial statements (x) will be a financial and administrative burden on the Company far in excess of what is commercially reasonable, (y) are unnecessary based on the Company’s current disclosure in its December 31, 2019 financial statements filed with the Company’s Annual Report on Form 1-K (the “2019 Form 1-K”), and (z) will not enhance investor protection or provide any additional material disclosure.

As an initial matter, we note that Article 8 of Regulation S-X recognizes that smaller reporting companies should not always be subject to the same financial statement obligations of larger reporting companies. Furthermore, the 2015 amendments to Regulation A were adopted, in part, to provide for a less burdensome process by which smaller companies could access the public markets. In this regard, Note 5 to Rule 8-01 of Regulation S-X specifically acknowledges that situations may arise that permit some flexibility in applying the financial statement requirements:

Note 5. The Commission, where consistent with the protection of investors, may permit the omission of one or more of the financial statements or the substitution of appropriate statements of comparable character. The Commission by informal written notice may require the filing of other financial statements where necessary or appropriate.

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Ms. Jennifer Monick

Division of Corporation Finance

July 2, 2020

For the reasons set forth below, including that the pertinent historical financial performance of the Venture is already contained in the Company’s 2019 Form 1-K, the Company believes that historical financial statements of the Venture, if required under Rule 8-06, would not provide meaningful additional material information to investors. As such, the Company respectfully requests that the Commission, consistent with the flexibility provided to smaller issuers under Regulation S-X, permit the Company to otherwise omit such historical financial statements from its current Offering Statement.

Why the Acquisition does not Require Separate Financial Statement in the Company’s Current Offering Statement

As noted in the June 19 Response, as a blind pool, Section 2325.3 of the FRM (as now codified in the Final Rules) provides that the Venture’s significance to the Company is determined by comparing its investment in the Venture with the Company’s total assets as of the date of the acquisition plus the proceeds in good faith expected to be raised by the Company over the next 12 months. Given that the financial statement requirement relates to the current Offering Statement filing, the Company believes that the Staff should apply the significance standard in the Final Rules to test whether the Venture is a significant acquisition. Since it is clear that the Commission now takes the position that the 20% threshold is the appropriate threshold for requiring issuers to undertake the financial and administrative burden of providing separate property financials, the Company respectfully advises the Staff that it should not be required to file historical financial statements of the Venture in connection with its current Offering Statement. The Company believes that it was not otherwise required to file financial statements at the time of the Venture’s acquisition, and with the current understanding of how the Commission views the significance test for acquisitions, the Company respectfully submits that the Staff should apply the 20% test to the financial statement requirements for the current Offering Statement. As described in the June 19 Response, the Company had a good faith belief as of the acquisition date of the Venture (and as of the date of expected qualification of the current Offering Statement filing) that it would raise enough offering proceeds over the next 12 months to come within the 20% significance test, which is the test that the Company believes ought to be applied with respect to the Company’s current Offering Statement.

Even if Financial Statements are Required under the Rules, their Inclusion in the Offering Statement Would Constitute an Undue Burden on the Company without any Enhancement to Investor Protection or Disclosure

The Company respectfully submits that, given the circumstances with respect to the current size of the Company and the revised public policy positions as reflected in the Final Rules, the equities in resolving whether financial statements for the Venture should be included should be weighed in favor of concluding that the Company need not provide them. This is because the furnishing of such financials (i) creates an undue financial and administrative burden on the Company; and (ii) does not significantly enhance investor protections as relevant and current information about the Venture is already contained in the Offering Statement and the included audited annual financial statements of the Company for the year ended December 31, 2019. We further note that furnishing such financial statements does not further the public policy represented by the Final Rules that now view “significance” as representing an investment of more than 20%.

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Ms. Jennifer Monick

Division of Corporation Finance

July 2, 2020

Providing 8-06 financials for the Venture would cause undue financial and administrative burden for the Company. In order to provide these financials, the Company would need the assistance of the Company’s joint venture partner to contact the former owners of the property purchased by the Venture, which former owners the Company has had no meaningful interaction with since the Venture’s acquisition of the property. It may be difficult or impossible to obtain the information from the sellers of the property that is required to enable an audit firm to perform an audit on its historical operation, especially as the former owners are private companies and are under no obligation to provide the Company with this information. Assuming the Company would be able to get timely cooperation from the former owners, the process of providing the requested financials would undoubtedly be extremely time consuming (a minimum of 8-12 weeks) and prohibitively expensive, costs that are ultimately borne by the Company's investors while providing little meaningful additional disclosure or investor protection, as outlined below.

Further, the Company does not believe that furnishing the requested financials would significantly enhance investor protections given the current information about the Venture that has already been filed and is included in the Offering Statement. In its 2019 Form 1-K, the Company filed separate condensed balance sheet and income statement information for the Venture, which was based on a full audit of the Venture for the period of April 22, 2019 through December 31, 2019. Although only six months of the Venture’s operations since acquisition are reflected in the Company's 2019 Form 1-K, within the next 90 days the Company will file its Semi-Annual Report on Form 1-SA, at which time the Company will have reflected a full year of operations for the Venture. Therefore, investors currently have significant information regarding the Venture’s operations for the year-ended 2019, and will soon be provided over a full twelve months of operations, likely before the Company would be able to complete the requested 2018 8-06 financials for the Venture. The Company believes that given the amount of information about the Venture currently available to investors through the Company’s public filings, and the further information about the Venture that will be filed in the next 90 days (potentially prior to when 8-06 financials will even be available), requiring that the Company furnish financials from 2018 would not significantly enhance investor protections.

The SEC has made meaningful efforts to promote capital formation for smaller companies considering going public and has taken scaled approaches that have proven appropriate for smaller issuers. In fact, SEC Chairman Clayton previously announced in a speech that “the SEC has taken meaningful steps to reduce regulatory burdens on pre-IPO and smaller public companies, while maintaining and, in some cases, enhancing, investor protections.” Later in the speech, Mr. Clayton added that: “[f]or smaller companies to flourish after an IPO, we need to continue to recognize that a one-size regulatory structure for public companies does not fit all.”

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Ms. Jennifer Monick

Division of Corporation Finance

July 2, 2020

Even if the Staff should conclude that there are technical reasons that might require the filing of separate financials for the Venture, the Company believes a grant of relief from providing any financial statements for the Venture at this time would be representative of the ideology outlined by Mr. Clayton – that one size regulation of public companies does not fit all – while still acting consistently with the SEC’s foremost purpose of protecting investors and ensuring that the public has accurate and sufficient information. In line with all of these principles, the Company respectfully requests that the Staff (i) concur with the Company’s position that no Venture financials statements are required to be filed or, in the alternative, (ii) if it concludes that financial statements are required, that it grant the Company relief from the requirements of Rule 8-06 by allowing it to file an Offering Statement that does not include separate financial statements for the Venture.

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel

Rise Companies Corp.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.

Goodwin Procter LLP

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